Exhibit 21.1

CLEAN ENERGY FUELS CORP. SUBSIDIARIES

as of December 31, 2023

The following is a list of subsidiaries of Clean Energy Fuels Corp., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2023:

Name of Subsidiary	State or Province of Incorporation or Organization
Clean Energy	California
Clean Energy Renewable Development, LLC	Delaware
NG Advantage LLC*	Delaware

*  Own less than 100%